[redacted]

13010617

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
401

| SEC FILE NUMBER |
|---|
| 8- 67473 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TriCor Financial, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 W. Lake Mead Boulevard, Suite 114
(No. and Street)

Las Vegas (City) NV (State) 89128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Aguilar 702-254-1263
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, Frank Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TriCor Financial, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

Notary Public - State of Nevada
County of Clark
MATTHEW C. COX
My Appointment Expires
No: 00-62349-1 January 13, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American LegalNet, Inc.
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**TriCor Financial, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2012**

## Contents

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**

Report of Independent Auditor

Member
TriCor Financial, LLC
Las Vegas, NV

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of TriCor Financial, LLC, as of December 31, 2012 and related statements of income, changes in member's equity, and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of TriCor Financial, LLC's management.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriCor Financial, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Joseph Yafeh, CPA
Los Angeles, California
January 29, 2013

**TriCor Financial, LLC**
**Statement of Financial Condition**
**December 31, 2012**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $316,286 |
| Accounts receivable | 83,114 |
| Deposit with clearing organization | 50,000 |
| Commissions receivable – NFS | 16,191 |
| Prepaid insurance | 8,334 |
| Other assets | 371 |
| **Total Assets** | $474,296 |

## Liabilities and Member's Equity

| | |
|---|---|
| **Liabilities** | |
| Commission payable | $132,038 |
| Accounts payable and accrued expenses | 10,054 |
| **Total Liabilities** | 142,092 |
| **Member's Equity** | 332,204 |
| **Total Liabilities and Member's Equity** | $474,296 |

See accompanying notes to financial statements

**TriCor Financial, LLC**
**Statement of Income**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| Revenues | |
| Commissions income | $ 2,635,002 |
| Interest income | 225 |
| Other income | 212,093 |
| Total Revenues | 2,847,320 |
| Unrealized loss | ( 2,778) |
| Expenses | |
| Commissions | 1,854,431 |
| Insurance | 20,638 |
| Licenses & permits | 29,210 |
| Management fees | 637,840 |
| Professional fees | 38,232 |
| Regulatory fees | 18,691 |
| Transaction costs | 120,264 |
| Other operating expenses | 12,088 |
| Total Expenses | 2,731,394 |
| Net Income | $ 113,148 |

See accompanying notes to financial statements

**TriCor Financial, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2012**

| | Member's Equity |
|---|---|
| December 31, 2011, Balance | $ 219,056 |
| Net Income | 113,148 |
| December 31, 2012, Balance | $ 332,204 |

See accompanying notes to financial statements

**TriCor Financial, LLC**
**Statement of Changes in Financial Condition**
**For the Year Ended December 31, 2012**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 113,148 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Accounts receivable | ( 10,417) |
| Commissions receivable | 8,728 |
| Prepaid insurance | ( 4,322) |
| Other assets | ( 120) |
| Commissions payable | ( 22,911) |
| Accounts Payable | 3,554 |
| Net cash and cash equivalents provided by operating activities | 87,660 |
| Cash flows from investing activities: | 0 |
| Cash flows from financing activities: | 0 |
| Net increase in cash and cash equivalents | 87,660 |
| Cash and cash equivalents at beginning of year | 228,626 |
| Cash and cash equivalents at end of year | $ 316,286 |
| Supplemental disclosure of cash flow information: | |
| Cash paid for interest | $ 688 |
| Cash paid for income taxes | $ 0 |

See accompanying notes to financial statements

**TriCor Financial, LLC**
**Notes to Financial Statements**
**December 31, 2012**

**Note 1 – Organization and Nature of Business**

TriCor Financial, LLC (the "Company) was organized in the State of Nevada on July 14, 2006 as a Limited Liability Company. On May 14, 2007, the Company began operations as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of TriCor Financial Services, Ltd. (the "Parent"), and is affiliated through common ownership to TriCor Insurance Services, LLC ("TIS") and TriCor Advisory Services, LLC ("TAS").

**Note 2 – Significant Accounting Policies**

**Basis of Presentation** – The Company is engaged in the business as a securities broker/dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Use of Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Commissions** – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

**Note 2 – Significant Accounting Policies (continued)**

**Income Taxes** – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

**Depreciation** – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

**Statement of Changes in Financial Condition** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

**Note 3 - Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

**Note 3 - Fair Value (continued)**

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2012**

| Assets | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Cash and Securities | $316,286 | $ 0 | $ 0 |
| Clearing Broker Deposit | 50,000 | 0 | 0 |
| Total | $366,286 | $ 0 | $ 0 |

**Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations**

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Fees and commissions receivable/payable | $16,191 | $ 0 |

**Note 5 - Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**Note 6 – Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2012, the Company had net capital of $306,551 which was $297,078 in excess of its required net capital requirement of $9,473. The Company's percentage of aggregate indebtedness, $142,092 to net capital was 47%.

## TriCor Financial, LLC
## Notes to Financial Statements
## December 31, 2012

**Note 7 – Provision for Income Taxes**

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal income taxes is included in these financial statements.

**Note 8 – Deposit – Clearing Organization**

The Company has a brokerage agreement with National Financial Services, LLC ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for securities sold short or securities purchased on margin. The balance at December 31, 2012 is $50,000.

**Note 9 – Exemption from the SEC Rule 15c3-3**

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer and accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii)

**Note 10 – Contingency**

The Company is involved in two arbitrations, and one case with the State of Nevada that resulted in a fine of $12,250 in January 2013. In the arbitration cases, counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matters. Accordingly, no provision for loss has been recorded in the accompanying financial statements.

**Note 11 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through January 29, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure. However, subsequent to December 31, 2012 the Company settled with the State of Nevada for $12,250 payable on January 30, 2013.

**TriCor Financial, LLC**
**Schedule I -- Computation of Net Capital Requirements Pursuant**
**To Rule 15c3-1**
**December 31, 2012**

Computation of Net Capital

| | |
|---|---|
| Member's equity | $ 332,204 |
| Non allowable assets: | |
| Accounts receivable | ( 16,948) |
| Prepaid insurance | ( 8,334) |
| Other assets | ( 371) |
| Net Capital | $ 306,551 |

Computation of Net Capital Requirements

| | |
|---|---|
| Minimum net capital required 6-2/3 of total liabilities | $ 9,473 |
| Minimum dollar net capital required | $ 5,000 |
| Net capital required (greater of above amounts) | $ 9,473 |
| Excess Net Capital | $ 297,078 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ 292,342 |

Computation of aggregate indebtedness

| | |
|---|---|
| Total liabilities | $ 142,092 |
| Percentage of aggregate indebtedness to net capital | 47% |

Reconciliation

The following is a reconciliation at December 31, 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

| | |
|---|---|
| Unaudited net capital computation | $ 306,552 |
| Rounding | ( 1) |
| Audited net capital computation | $ 306,551 |

See accompanying notes to financial statements

**TriCor Financial, LLC**
**Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2012**

A computation of reserve requirement is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent auditor.

**TriCor Financial, LLC**
**Schedule III – Information Relating to Possession or Control**
**Requirements under Rule 15c3-3**
**As of December 31, 2012**

Information relating to possession or control requirements is not applicable to TriCor Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See report of independent auditor.

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member
TriCor Financial, LLC
Las Vegas, NV

In planning and performing my audit of the financial statements of TriCor Financial, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Due to the fact that the Accounting Department of the Company is a one person operation, there is not sufficient segregation of duties for the year 2012. Therefore, there is a deficiency in the internal control but not a material weakness.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 29, 2013

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
**11300 W. Olympic Blvd., Suite 875**
**Los Angeles CA 90064**
**310-477-8150 ~ Fax 310-477-8152**
joeyafeh@cpasocal.com
**PCAOB # 3346**


PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member
TriCor Financial, LLC
Las Vegas, NV

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by TriCor Financial, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TriCor Financial, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

TriCor Financial, LLC's management is responsible for TriCor Financial, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Member
TriCor Financial, LLC
Page 2

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 29, 2013